UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934
(Mark One)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2005
Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission File Number: 001-12665
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
ACS SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AFFILIATED COMPUTER SERVICES, INC.
2828 North Haskell Avenue
Dallas, Texas 75204
Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:
William L. Deckelman, Jr., Esq.
Executive Vice President, Secretary And General Counsel
Affiliated Computer Services, Inc.
2828 North Haskell Avenue
Dallas, Texas 75204
(214) 841-6111

REQUIRED INFORMATION
     The ACS Savings Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Included herein is a copy of the most recent financial statements and schedules of the ACS Savings Plan prepared in accordance with the financial reporting requirements of ERISA.

ACS SAVINGS PLAN
FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTANTS
AS OF DECEMBER 31, 2005 AND 2004, AND
FOR THE YEAR ENDED DECEMBER 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Administrative Committee
ACS Savings Plan
We have audited the accompanying statements of net assets available for benefits of the ACS Savings Plan (“the Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on page 18, referred to as “supplemental information,” are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Chapman, Hext & Co., P.C.
Richardson, Texas
May 30, 2006 (except for Note 7 last paragraph and Note 3 last paragraph as to which the date is
June 20, 2006 and June 26, 2006, respectively)

ACS SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS
Total Noninterest-bearing Cash	$44,154	$—

Participant Directed Investments	492,422,998	455,808,218

Contributions Receivable:
Employer	268,502	340,703
Participants	1,630,919	2,030,571
Other	—	359,246

Total Contributions Receivable	1,899,421	2,730,520

Total Assets	494,366,573	458,538,738

LIABILITIES
Operating Payables	500,364	352,929

Net Assets Available for Benefits	$493,866,209	$458,185,809

The accompanying notes are an integral part of these financial statements.

ACS SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005

ADDITIONS
Contributions:
Participants	$43,740,990
Employer non-cash (ACS Treasury Shares)	6,165,896
Participant rollovers	8,844,626

Total Contributions	58,751,512

Earnings on Investments:
Net realized/unrealized appreciation on investments	23,531,073
Interest/dividends	8,687,558

Total Earnings on Investments	32,218,631

Total Additions	90,970,143

DEDUCTIONS
Benefits paid to participants	65,762,094
Plan expenses	902,842

Total Deductions	66,664,936

Increase in net assets before net transfers to the plan	24,305,207

Net transfers to the plan	11,375,193

Increase in net assets	35,680,400

Net Assets Available for Benefits:
Beginning of Period	458,185,809

End of Period	$493,866,209

The accompanying notes are an integral part of these financial statements.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
NOTE 1. PLAN DESCRIPTION
The following description of the ACS Savings Plan (the “Plan”) provides only general information. Affiliated Computer Services, Inc. (the “Company”) is the sponsor and administrator of the Plan. Fidelity Management Trust Company was the Trustee for the period January 1, 2005 through December 1, 2005. Beginning December 1, 2005, Mellon Trust Company became the current Trustee. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan as amended and restated was established January 1, 1989, upon conversion of an existing employee contribution savings plan.
Plan Amendments
Summary of the 2005 plan amendments are as follows.
The Plan was amended effective January 1, 2005 to standardize benefit features provided under the Plan for employees of all employers enrolled in the Plan. Plan compensation shall be base pay, overtime and commissions. The matching contribution formula shall be $0.25 for each $1.00 up to 6%. The vesting schedule applicable to matching contributions shall be:

Years in Vesting Service	Vested Interest
Less than two years	0%
Two to three years	50%
Three or more years	100%
Additionally, the discretionary profit sharing contribution of 4% of compensation applicable to employees receiving the ACS State and Local Solutions benefit structure was eliminated.
In February 2005, the Plan assets of TMI 401(k) Plan, Bluestar Solutions Inc. 401(k) Retirement Plan, and Heritage Information Systems, Inc. 401(k) Plan were merged into the Plan. The Plan was amended so that all eligible employees would begin participation in the Plan and receive the ACS corporate benefit structure.
In July 2005, the Plan assets of Visionary Systems, LTD 401(k) Retirement Plan were merged into the Plan. The Plan was amended so that all eligible employees would begin participation in the Plan and receive the ACS corporate benefit structure.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
NOTE 1. PLAN DESCRIPTION (CONTINUED)
On December 30, 2005, the ACS Plan was amended to accept the transfer of the assets attributable to the benefits of HR Solutions employees from the Mellon Human Resources & Investor Solutions, Inc. 401(k) Savings Plan into the ACS Plan.
On June 26, 2005, the Company entered into an outsourcing arrangement with GlaxoSmithKline, Inc. Effective December 15, 2005, the Company allowed former employees to participate in the Plan, and would receive the ACS corporate benefit structure effective on and after the date eligible to participate in the Plan.
Effective for distributions made on or after March 28, 2005, the Plan was amended to reduce the vested amount in a participant’s account subject to lump sum distribution without the participant’s consent from $5,000 to $1,000.
Throughout 2005, the Plan was amended to allow former employees of CareFirst of Maryland, Inc., United Negro College Fund, Inc., Cendant Operations, Inc., Disney Worldwide Services, Inc., Valeant Pharmaceuticals International, and Raytheon Training International, GmbH, to begin participating in the Plan. Employees would receive the ACS corporate benefit structure effective on and after the date they are eligible to participate in the Plan as follows:

Prior Employer	ACS Participation Eligibility Date
CareFirst of Maryland, Inc.	April 1, 2005
United Negro College Fund, Inc.	May 1, 2005
Cendant Operations	June 1, 2005
Disney Worldwide Services, Inc.	July 24, 2005
Valeant Pharmaceuticals International	August 18, 2005
Raytheon Training International, GmbH	August 12, 2005
The Plan was amended during the year ended December 31, 2004. A summary of the 2004 plan amendments are as follows.
The Plan assets of Peter Martin Associates, Inc. (PMA), etravelexperts, LLC (etravelexperts), Patient Accounting Service Center, LLC (PASC), and portions of Lockheed Martin (LM) and ACS Government Savings Plan were merged into the Plan. All eligible employees of Lockheed Martin, etravelexperts, LLC and Patient Accounting Service Center, LLC shall receive the benefit structure applicable to employees of ACS Business Process Solutions, Inc., and eligible employees of Peter Martin Associates, Inc. shall receive the benefit structure applicable to employees of ACS State & Local Solutions, Inc.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
NOTE 1. PLAN DESCRIPTION (CONTINUED)
The Company entered into two outsourcing arrangements during the latter part of 2003 and in each case the Company allowed the outsourced employees to participate in the Plan. Gateway, Inc. and American International Group, Inc. (AIG) outsourced employees received the ACS corporate benefit structure effective on and after the date they are eligible to participate in the Plan.
The Plan was amended to add a one year wait for eligibility to receive discretionary matching contributions for employees hired, rehired, or transferred to the Company on and after January 1, 2004 and the one year wait is to be measured by using the elapsed time method.
Salary Deferral
The Plan is a defined contribution plan wherein participants elect to reduce their compensation and have such reductions contributed to the Plan on their behalf. Generally, the Plan covers all eligible employees of the Company who elect to participate except those who are leased or are nonresident aliens not receiving United States source income. The Plan also allows for rollovers from other plans.
Employees are eligible to contribute on their date of hire or as soon there after as administratively feasible. Participating employees are eligible for matching contributions immediately following completion of a one-year period of service (or the first full pay period for those receiving the ACS State and Local Solutions, Inc. matching contributions or profit sharing contribution benefit structure).
Employees can elect to contribute to the Plan for not less than 1% nor more than 18% (1% to 30% for certain employees formerly employed by Motorola, Inc.) of compensations. The term “compensation” for calculation of deferral shall be base pay, overtime and commissions. The maximum of contributions allowed by the Internal Revenue Service was $14,000 for 2005. The Company will match the deferral contributions of 25% of pre-tax deferral up to 6% of compensation. No after-tax contributions may be made to the Plan.
Participating employees are eligible to make catch-up contributions under the Plan provided the participating employees have attained or will attain the age of 50 before the close of the year. The amount of catch-up contributions allowed by the Internal Revenue Services was $4,000 for 2005. The catch-up contributions are excluded in calculating the matching compensation.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
NOTE 1. PLAN DESCRIPTION (CONTINUED)
The Company made the following contributions for the associated companies during the year ended December 31, 2004:
Affiliated Computer Services, Inc./Computer Systems Development, Inc. Plan & Trust/Unclaimed Property Recovery Reporting, Inc./ACS Business Process Solutions, Inc./ACS Shared Services, Inc./ACS Education Services, Inc./Outsourced Administrative Systems — 25% of employee contributions limited to 6% of compensation, determined on a payroll-by-payroll basis.
ACS Enterprise Solutions, Inc. (including The Pace Group, Inc. and Tyler Technologies, Inc.)/ACS Federal Healthcare, Inc. — 50% of employee contributions limited to 5% of compensation, determined on a payroll-by-payroll basis.
ACS Government Systems, Inc., formerly SCT Government Systems, Inc. — 50% of employee contributions limited to 6% of compensation, determined on a payroll-by-payroll basis.
Roadways Division of Affiliated Computer Services, Inc. — 50% of employee contributions limited to 7% of compensation, determined on a payroll-by-payroll basis.
ACS State & Local Solutions, Inc. — 25% of employee contributions limited to 6% of compensation, determined on a payroll-by-payroll basis. In addition, employees hired, rehired, or transferred are not eligible to receive the matching contribution until they have attained one year of service.
ACS State Healthcare, LLC — 100% of employee contributions for the first 2% of compensation then 25% of employee contributions for the next 4% of compensation, determined on a payroll-by-payroll basis.
ACS Health Administration, Inc. — 50% of employee contributions limited to 6% of compensation, determined on a payroll-by-payroll basis. Employees are not eligible to receive the matching contribution until they have completed one year of service in which they work at least 1,000 hours.
For both 2005 and 2004, Company matching contributions are made to the ACS employer Stock Fund. Participants may exchange out of the ACS Stock Fund at any time with no restrictions.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
NOTE 1. PLAN DESCRIPTION (CONTINUED)
Profit Sharing
The discretionary profit sharing contribution of 4% of compensation applicable to employees receiving the ACS State and Local Solutions benefit structure was eliminated for 2005.
A summary of profit sharing for the year ended December 31, 2004 is as follows.
For the year ended December 31, 2004 the Company made profit sharing contributions on behalf of employees of ACS State & Local Solutions, Inc. at a rate of 4%. Profit sharing contributions were discontinued for ACS State and Local Solutions, Inc. beginning January 1, 2005. Prior period profit sharing contributions were considered fully vested to the extent not vested as of January 1, 2005. Employees of ACS State & Local Solutions, Inc. hired on or after January 1, 2002 were not eligible to share in the profit sharing contribution until they have attained one year of service.
Allocation
Each participant’s account is credited with the participant’s salary deferral and the Company’s matching contributions are allocated semimonthly to each participant’s account. Investment income or loss is allocated daily based on the ratio of each participant’s account balance at the end of each day.
For the year ended December 31, 2005, there was no allocation for company profit sharing contributions to each participant’s account because the ACS State and Local Solutions benefit structure was eliminated for 2005.
For the year ended December 31, 2004, Company profit sharing contributions for ACS State and Local Solutions were funded on a semimonthly basis. The contributions were allocated among participants in the same portion that the entitled participant’s compensation for such Plan years bears to the total compensation of all entitled participants.
Vesting
Effective January 1, 2005, vesting of all employer contributions occurs at the following rates for employees of all employers enrolled in the Plan. Employee contributions and rollover contributions are 100% vested. The vesting schedule applicable to matching contributions in 2005 shall be:

Years in Vesting Service	Vested Interest
Less than two years	0%
Two to three years	50%
Three or more years	100%

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
NOTE 1. PLAN DESCRIPTION (CONTINUED)
Prior to 2005, vesting of employee contributions for employees of certain subsidiaries occurred at the following rates; ACS Business Process Solutions, Inc.; ACS Shared Services, Inc.; ACS Federal Healthcare, Inc. (for matching and profit sharing contributions); ACS State & Local Solutions, Inc. (for matching contributions only); Roadways Division of Affiliated Computer Services, Inc. (after January 1, 1999); ACS State Healthcare, LLC (for employees hired after September 1, 2002 for matching contributions only); Unclaimed Property Recovery & Reporting, Inc. (prior service credit recognized); Computer Systems Development, Inc. Plan & Trust; ACS Government Systems; Outsourced Administration Systems (effective January 1, 2003 prior service credit recognized); ACS Education Services, Inc.; and, Concera Corporation (hired, rehired or transferred after December 30, 2002):

Years of Vesting Service	Vested Interest
Less than two years	0%
Two to three years	50%
Three or more years	100%
Employees of ACS Business Process Solutions, Inc. and ACS Shared Services, Inc. were 100% vested in the portion of the matching contributions existing prior to the merger with the ACS Savings Plan during 2001. Employees of Roadways Division of Affiliated Computer Services, Inc. were 100% vested in matching contributions made prior to January 1, 1999. Concera Corporation employees were 100% vested in their matching contributions existing prior to the merger in 2002. Employees of ACS Health Administration, Inc. were 100% vested in matching and profit sharing contributions.
Vesting of employer matching contributions occurred at the following rates for employees of ACS Enterprise Solutions, Inc. (including The Pace Group, Inc. and Tyler Technologies, Inc.):

Years in Vesting Service	Vested Interest
Less than two years	0%
Two to three years	20%
Three to four years	50%
Four to five years	75%
Five or more years	100%

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
NOTE 1. PLAN DESCRIPTION (CONTINUED)
Vesting of employer contributions occurred at the following rates for employees of ACS State and Local Solutions, Inc. (profit sharing only):

Years in Vesting Service	Vested Interest
Less than two years	0%
Two to three years	25%
Three to four years	50%
Four to five years	75%
Five or more years	100%
Vesting of employer matching contributions occurred at the following rates for employees of ACS Government Systems, Inc., formerly SCT Government Systems, Inc. (prior to January 1, 2001); Roadways Division of Affiliated Computer Services, Inc. (prior to January 1, 1999); Outsourced Administrative Systems (prior to January 1, 2003):

Years in Vesting Service	Vested Interest
Less than one year	0%
One to two years	20%
Two to three years	40%
Three to four years	60%
Four to five years	80%
Five or more years	100%
Participant Loans
Participants may borrow from their fund accounts, through a loan transaction, a minimum of $1,000 or up to a maximum of $50,000 not to exceed 50% of their account balance.
The balance in the participant’s account is used to secure the loans. These loan transactions are treated as a transfer between the investment fund and the participant notes fund. The loan terms range from one to five years or within a reasonable time if the purpose of the loan is to acquire a primary residence. The interest rate on loan transactions is commensurate with current rates. As of December 31, 2005 and 2004, interest rates on outstanding loan balances ranged from 3.5% to 11.0% and 4.0% to 11.50%, respectively. Total loans outstanding as of December 31, 2005 and 2004 were $14,209,627 and $13,292,022, respectively.
Principal and interest are paid ratably through payroll deductions. Participant notes receivable are valued at cost, which approximates fair values. A participant may not have more than two loans outstanding at the same time.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
NOTE 1. PLAN DESCRIPTION (CONTINUED)
Termination
Although it has not expressed any intent to do so, the Company’s Board of Directors may terminate the Plan at any time. Upon termination, the Board of Directors may elect to distribute to each participant, or his or her beneficiary, the proportionate share of the Plan’s assets as determined by the individual account balances on the date of termination, or continue the existence of the trust for the purpose of paying benefits as they become due under the terms of the Plan. In addition, upon termination of the Plan, the participants’ vested interest in employer contributions shall be 100%.
Upon termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her account.
Forfeitures
Forfeitures are used to reduce employer matching or profit sharing contributions or plan administrative expenses. At December 31, 2005 and 2004, the Plan maintained a balance of $654,160 and $1,185,779, respectively, in forfeited non-vested accounts and utilized $989,058 and $5,454, respectively, in forfeitures to offset employer contributions and plan expenses.
Plan Administrative Costs
The Plan sponsor absorbs the portion of administrative costs of the Plan not paid by forfeitures.
Funding Policy
It is the policy of the Plan sponsor to remit the employee and employer contribution one week after the date of payroll.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
This summary of significant accounting policies of the Plan is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Plan’s administrator, who is responsible for their integrity and objectivity. The accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, such as fair value. Accordingly, actual results may differ from those estimates.
Investment Valuation and Income Recognition
As of December 31, 2005, Mellon Trust Company holds the Plan investments, of which were transferred from Fidelity Management Trust Company on December 1, 2005. From January 1, 2005 to November 30, 2005, and for 2004, Fidelity Management Trust Company held the Plan’s investments. The fair value per unit/share is stated at quoted market prices as determined by Mellon Trust Company from December 1, 2005 to December 31, 2005 and Fidelity Management Trust Company from January 1, 2005 to November 30, 2005 and for 2004. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.
Payment of Benefits
Benefit payments are recorded when paid.
NOTE 3. INCOME TAX STATUS
The Plan obtained its determination letter on May 7, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC).
On June 13, 2006, the Plan received another determination letter from the Internal Revenue Service on Plan amendments executed in 2003 to 2005.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
NOTE 4. INVESTMENTS
The Plan maintains the following investments representing 5% or more of net assets available for benefits at December 31, 2005 and 2004:

	2005	2004
Fidelity Growth Company Fund	$63,151,662	$58,469,211
Fidelity Low-Priced Stock Fund	47,096,463	46,867,705
Fidelity Money Market Trust Retirement	87,319,058	88,254,225
Fidelity Spartan US Equity Index Fund	34,491,508	36,609,675
Fidelity Diversified Int’l Fund	28,029,426	—
ACS Stock Fund	48,580,773	49,631,131
The Plan invests in various investment securities which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Further, due to the level of risk associated with certain investment securities it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
The Plan invests in Master Trust arrangement consisting of common stock. Investment information related to the Master Trust arrangement is as follows:

	2005	2004
Net Assets
Common Stock	$53,134,048	$54,727,199

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
NOTE 4. INVESTMENTS (CONTINUED)

Year Ended
December 31, 2005
Change in Net Assets:
Contributions	$10,336,045
Interest/Dividends	105,569
Net Appreciation of Investments	180,059
Benefits Paid to Participants	(6,511,275)
Administrative Fees	(13,930)
Net Transfer to/from the Fund	(5,689,619)

Net Change	$(1,593,151)

The Net Assets of the Master Trust Investment at year end shall equal the aggregate value of the assets of the Master Trust Investment less the value of the accrued liabilities of the Master Trust Investment. The assets of the Master Trust Investment shall be determined in accordance with generally recognized valuation procedures based upon prices and quotes from independent pricing services.
During the year ended December 31, 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $23,531,073 as follows:

2005
Mutual Funds	$23,279,500
Nonemployee corporate stock	494,729
ACS Stock Fund	(243,156)

$23,531,073

NOTE 5. RELATED PARTY TRANSACTIONS
The Plan invested in investments managed by a subsidiary of Fidelity Management Trust Company for the period ended December 1, 2005 and Mellon Trust Company from December 1, 2005 to December 31, 2005, who acted as custodian of the Plan’s assets, as defined by the Plan. These transactions qualify as party-in-interest transactions. However, these transactions are exempt from the prohibited transaction rules.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
NOTE 5. RELATED PARTY TRANSACTIONS (CONTINUED)
The Plan allows for participant loans. These loans qualify as party-in-interest transactions. However, these transactions are exempt from the prohibited transaction rules.
NOTE 6. PLAN MERGERS
A summary of Plan mergers for 2005 are as follows.
Assets of TMI 401(k) Plan were transferred into the ACS Savings Plan and the TMI 401(k) Plan, as it previously existed, was merged in February 2005. The funds transferred totaled approximately $1,944,853 and were reinvested with Fidelity in similar investments.
Assets of Visionary Systems, Ltd. 401(k) Retirement Plan were transferred into the ACS Savings Plan and the Visionary Plan, as it previously existed, was merged in July 2005. The funds transferred totaled approximately $872,300 and were reinvested with Fidelity in similar investments.
Assets of Bluestar Solutions Inc. 401(k) Retirement Plan were transferred into the ACS Savings Plan and the Bluestar Solutions Inc. 401(k) Retirement Plan, as it previously existed, was merged in March 2005. The funds transferred totaled approximately $5,842,389 and were reinvested with Fidelity in similar investments.
Assets of Heritage Information Systems, Inc. 401(k) Plan were transferred into the ACS Savings Plan and the Heritage Information Systems, Inc. 401(k) Plan, as it previously existed, was merged in March 2005. The funds transferred totaled approximately $1,962,335 and were reinvested with Fidelity in similar investments.
Participant loans of $753,316 were also transferred into the Plan through the various mergers.
The Statement of Changes in Net Assets Available for Benefits includes the activity from the employees of these companies from the date the assets were merged into the ACS Savings Plan to the year ended December 31, 2005.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
NOTE 7. SUBSEQUENT EVENTS
In the normal course of business, the Company may consolidate additional plans or eliminate current subsidiaries into or out of the ACS Savings Plan.
On January 1, 2006, the ACS Plan was amended to merge the Superior Consultant Holdings Corp. 401(k) Profit Sharing Plan and all of its assets and liabilities into the ACS Plan. Superior Consultant Holdings Corp. participants are immediately eligible to participate in the Plan, and receive the ACS corporate benefit structure.
On April 1, 2006, the ACS Plan was amended to merge the ASCOM Transport Systems, Inc. 401(k) Retirement Plan and all of its assets and liabilities into the ACS Plan. ASCOM Plan participants are immediately eligible to participate in the Plan, receive Company matching contributions and the ACS corporate benefit structure.
On April 1, 2006, the ACS Plan was amended to merge the LiveBridge, Inc. 401(k) Profit Sharing Plan and all of its assets and liabilities into the ACS Plan. LiveBridge Plan participants are immediately eligible to participate in the Plan, and receive the ACS corporate benefit structure.
In May 2006, the Plan sponsor received notice from the U.S. Department of Labor of a review of the Plan under Section 504 of the Employee Retirement Income Security Act of 1974.
NOTE 8. SEPARATED PARTICIPANTS WITH VESTED BENEFITS
There were 7,441 and 5,060 terminated participants with vested benefits of $151,039,303 and $126,870,643 as of December 31, 2005 and 2004, respectively.
NOTE 9. FORM 5500
The Form 5500 was not available for review at the time of filing the audited financial statements on Form 11-K with the Securities and Exchange Commission. However, in order to comply with ERISA, a comparison and reconciliation of the audited financial statements with the Form 5500 will occur before the Form 5500 is finalized and filed (with the accompanying audited financial statements). The plan administrator does not anticipate any changes to these financial statements as a result of this reconciliation.

SUPPLEMENTAL SCHEDULE

ACS SAVINGS PLAN
SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FOR THE YEAR ENDED DECEMBER 31, 2005
EIN #51-0310342 PLAN NUMBER 333

	(b) Identity of
	Issue, Borrower,	(c) Description of Investment, including
	Lessor or Similar	maturity date, rate of interest, collateral,
(a)	Party	par, or maturity value	(d) Cost	(e) Current Value
*	Mellon	Fidelity Money Market Trust Retirement		$87,319,058
*	Mellon	BrokerageLink		652,554
*	Mellon	PIMCO Total Return Fund-Admin Class		20,478,633
*	Mellon	Franklin Small Cap Growth Fund I-Class A		14,410,802
*	Mellon	AIM Dynamics Inv		5,478,562
*	Mellon	American Beacon Small Cap Fund		3,609,330
*	Mellon	Managers Special Equity Fund		695,755
*	Mellon	Phoenix Multi-Portfolio Fund		11,919,926
*	Mellon	PIMCO High Yield Fund-Admin Class		6,132,517
*	Mellon	Davis NY Venture Fund		17,966,028
*	Mellon	Vanguard Global Equity Fund		15,061,339
*	Mellon	Vanguard Balanced Fund		13,585,676
*	Mellon	Fidelity Equity-Income Fund		17,905,646
*	Mellon	Fidelity Growth Company Fund		63,151,662
*	Mellon	Fidelity Low-Priced Stock Fund		47,096,463
*	Mellon	Fidelity Diversified Int'l Fund		28,029,426
*	Mellon	Fidelity Freedom Income Fund		1,769,846
*	Mellon	Fidelity Freedom 2000 Fund		2,887,363
*	Mellon	Fidelity Freedom 2010 Fund		8,691,063
*	Mellon	Fidelity Freedom 2020 Fund		12,868,939
*	Mellon	Fidelity Freedom 2030 Fund		6,997,593
*	Mellon	Fidelity Spartan US Equity Index Fund		34,491,508
*	Mellon	Fidelity Freedom 2040 Fund		3,879,634
*	Mellon	ACS Stock Fund		48,580,773
*	Mellon	Lockheed Martin Stock Fund		4,553,275
*	Participant Loans	At 3.5% to 11.0%	-0-	14,209,627

				$492,422,998

* Denotes a party-in-interest

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ACS SAVINGS PLAN

By:	Affiliated Computer Services, Inc. Plan Administrator

By: Name:	/s/ Lora Villarreal Lora Villarreal
Title:	Senior Vice President and Chief People Officer
Date: June 26, 2006

INDEX TO EXHIBITS

Exhibit
Number	Exhibit Name
23*	Consent of Chapman, Hext & Co., P.C.

* Filed herewith